Part II, Item 7(a)

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. The matching engine and associated gateways for LX run on standalone hardware (i.e., server) that is not shared with any other Barclays system. The hardware for LX is housed in the same data center as other Barclays systems. Barclays maintains physical restrictions, policies and procedures designed to safeguard the confidential trading information of Subscribers. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of orders and trading interests currently in LX (as well as data or analytics related to such post-execution information) to be confidential subscriber information. The foregoing notwithstanding, Barclays does not consider post-execution information typically of the type made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential subscriber information. Barclays also does not consider any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential subscriber information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays does not have any personnel solely responsible for LX. The shared personnel described in response to Part II, Item 6(a) are the only personnel who have access to Subscriber confidential trading information. Barclays prohibits those personnel from sharing any Subscriber confidential trading information with persons not authorized to receive such information by policy. Violations of such policies are punishable under Barclays Compliance breach process and/or dismissal from the firm. Barclays does not provide Subscriber confidential trading information to Barclays' business units or to Barclays' clients in furtherance of Barclays' principal trading activities. SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. LX provides information to Barclays' order router on a real time basis about Firm Orders (as described in Part III, Item 9(a)) posted to the LX order book. LX does not provide any information to Barclays' order router about Conditional Orders (as described in Part III, Item 9(a)). The order router uses the Firm Order information from LX solely to decide whether to route an order to LX. The information provided to the order router contains aggregated buy and sell interest per symbol pegged to the current National Best Bid Offer ("NBBO"). Barclays order router also receives enhanced information about Conditional Invitations. In addition to the price, side and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router is informed of the size of the Conditional Order (which is the smaller of the Conditional Order size and the potential contra side order size). LX does not provide client-specific information to the order router. The order router does not share any information it receives from LX with any other Barclays trading system, desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router). The order router does not generate indications of interest based on information from LX. Subscribers can opt out of having their LX order information included in the aggregated information provided to the order router by contacting their Equities sales coverage, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Additionally, the order and execution management systems (including Barclays' algorithms and order router) used by Barclays' Electronic Trading Department and Equities Sales and Trading personnel described in response to Part II, Item 6(a) can transmit Subscribers' confidential trading information to the extent orders handled by any such person are routed to the ATS. These systems communicate information to Sales and Trading personnel that identifies the Trading Centers to which their clients' orders were routed and/or executed, including LX. All Subscriber orders entering LX pass through the FIX interface. Barclays maintains multiple databases containing historical trading information, including information relating to transactions executed in LX. The Electronic Trading Department and Equities Sales may use this information to run queries and generate reports as described above. Legal, Compliance or other control functions may use this information to investigate historic trading activity or to respond to regulatory requests. Barclays employs various tools for real-time monitoring of LX. The Service Desk and RTB use these applications to research Subscriber's orders and executions and monitor the health of LX. SAFEGUARDING AND OVERSEEING SUBSCRIBER TRADING INFORMATION. Barclays restricts access to systems containing Subscriber confidential trading information by policies and procedures. These policies and procedures apply across all entities in the Barclays group. Access to LX, other relevant Barclays' systems and Subscriber trading information requires permissioned log-ons and/or physical access. Permissions are handled through Barclays' Request system or by way of separate supervisory and Compliance and/or Legal approval. Permissions logged in the Request system require supervisory and Compliance approval. In reviewing such access requests, a Supervisor considers factors including the person's current role and whether the person performs a function related to LX. A person's request will be denied if it is deemed unnecessary or inappropriate. Supervisors review all permissions logged in the Request system annually as part of Barclays' One Cert review process. Because of this certification process, permissions will be cut off if access is no longer required or appropriate. Additionally, Barclays automatically removes systems access as part of its Joiner/Mover/Leaver processes should a relevant person leave Barclays or change roles within the firm to a job function for which such access is unnecessary or inappropriate. SEPARATION. Barclays has information barriers to separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information. Barclays also relies on information barriers to separate personnel and systems with access to different types of Subscriber confidential trading information. The Electronic Trading Department is situated in a different area on the Equities Trading floor from Equities Sales and Trading. The BTB and RTB Technology teams that service LX are on a different floor from the Barclays Equities Division. QPS is on a different floor from the Electronic Trading Department and the BTB and RTB Technology teams that service LX. FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS. Barclays subjects all personnel to firm-wide policies restricting the use and disclosure of confidential information, including confidential information relating to information of Subscribers to LX. Additionally, Barclays' policies and procedures prohibit trading on material non-public information. Employees with access to Subscriber confidential trading information (as identified in Part II, Item 6) are provided additional training regarding the sensitivity of such information and limitations on permitted use. PERSONAL TRADING RESTRICTIONS. All Barclays' personnel are subject to firm-wide policies that control the trading of a person's account. Personnel are required to disclose all personal trading accounts, managed accounts and private investments held by themselves and their Connected Persons (e.g., spouse, domestic partner, children, etc.). The policy also requires personnel and their Connected Persons to disclose and receive prior approval for personal investments to prevent conflicts of interest and/or the misuse of material non-public information and non-public information. Additionally, Barclays' policy states that it reserves the right to suspend, restrict or rescind a person's ability to conduct personal investment activity for failure to comply with the policy. The policy also requires specific holding periods for certain types of securities held by personnel. A failure to comply with such policies may result in discipline, including but not limited to a Compliance breach. Barclays monitors compliance with such policy using reports that incorporate trading information received in connection with a person's approved account.

Part III, Item 7(a)

ORDER TYPES. LX accepts limit orders, pegged orders (including pegged orders with limit prices), and Conditional Orders. Each order type is available across all forms of connectivity. Limit orders are orders to buy or sell at a specific price or better. Pegged Orders are orders to buy or sell by reference to a market benchmark. Pegged orders in LX may be (i) "market pegged" so that an execution occurs at the far side of the NBBO spread, (ii) "primary pegged" so that executions occur on the passive side of the NBBO spread or (iii) "midpoint pegged", meaning pegged to the midpoint of the NBBO spread. LX will re-price pegged orders as the NBBO spread changes so that the relationship of the pegged order to the NBBO level is maintained. Conditional Orders are described in Part III, Item 9. LX does not accept market orders. LX does not route to other Trading Centers. All orders are time stamped at the time of receipt. Orders do not receive new time stamps unless modified (other than to reduce quantity) or canceled and resubmitted. TIME IN FORCE. The only time in force parameters accepted by LX are Day and Immediate or Cancel ("IOC"). OTHER PARAMETERS. Subscribers also have the option to set execution parameters based on their trading objectives on an order-by-order or default basis. These optional execution parameters include NoLockCross, MinQty, LeavesQtyasMinQty, TradewithOddLots and Add Liquidity Only (ALO), and CancelQty. The use of particular order types or parameters may affect the execution priority and the fill rate. NoLockCross: By default, LX does not cross midpoint peg orders during a locked market. Other peg and limit orders, however, can still execute. Subscribers may opt out of any locked market crossing for all their trades or on a trade-by-trade basis. Conversely, Subscribers may opt in to receiving midpoint executions in a locked market. MinQty: Subscribers have the ability to elect a minimum execution size for orders with which it will interact. LX will not execute an order with a minimum execution size parameter in place against contra-side interest that does not meet the minimum size requirement. Subscribers have the ability to elect the consequence of any leaves quantity falling below their elected minimum execution size (LeavesQtyasMinQty parameter). Subscribers can elect to have any such leaves quantity canceled back or to have their minimum execution size reset to be equal to that leaves quantity. If a Subscriber has elected to reset their minimum execution quantity election to be equal to that leaves quantity and such leaves quantity is an odd-lot, such leaves quantity will remain in the order book or be canceled back to the Subscriber according to the odd-lot settings applicable to that order (as described in Part III, Item 8(c)). Add Liquidity Only (ALO): Subscribers can select the ALO parameter when they want to have their order rest on the order book instead of the order being able to execute against contra interests that are already on the order book. CancelQty: Subscribers can elect that their orders be cancelled back if their leaves quantity falls below a set amount utilizing the cancel quantity parameter. Once the leaves quantity of the Subscriber's order falls below the set amount, LX will cancel the order back to the Subscriber The NoLockCross, MinQty, LeavesQtyasMinQty,TradewithOddLots and Add Liquidity Only (ALO) elections can be made on an order-by-order basis or as a default setting in the Subscriber's profile. To establish or make amendments to a profile, Subscribers can contact their Equities Sales Representative, request such settings through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. ORDER BOOK AND CANCELLATION. LX maintains a limit order book for each NMS Stock traded in the system. All orders executed by LX execute at or within the NBBO. Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber, canceled pursuant to a CancelQtycancelled due to LeavesQtyasMinQty parameter, cancelled due to TradewithOddLots parameter or, if not canceled otherwise, canceled automatically at the end of the trading session that day (e.g., 4:00 P.M. EST on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates orders with a time in force of IOC upon receipt. If a crossing opportunity is present at the time of receipt, LX will execute the IOC order. If there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be canceled back to the Subscriber (i.e., IOC orders will not rest in the limit order book). EXECUTION PRIORITY. LX determines the execution priority of firm Posted Orders and Conditional Orders (as described in Part III, Item 9) separately, but using the same factors for the orders within each category. Firm Posted Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all firm Posted Orders. Conditional Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all Conditional Orders. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. The execution priority parameters apply irrespective of whether any such order is for a round-lot, mixed-lot, or odd-lot quantity. See Part III, Item 11(c) for a more detailed description of the Execution Priority logic used by LX.

Part III, Item 8(a)

~~LX does not support orders for odd-lot quantities. Odd-lot orders will be rejected. Additionally,~~ BCI may place maximum order or trading interest sizes for purposes of compliance with SEC Rule 15c3-5.

Part III, Item 8(c)

[Answer changed to "yes"]

LX supports odd-lot order quantities on Firm Orders and Firm-up Orders (as described in Part III, Item 9(a)). LX does not support odd-lot order quantities on Conditional Orders (as described in Part III, Item 9(a)). Odd-lot orders reside in the same order queue and have the same priority as round-lot orders. By default, all orders submitted to LX will be eligible to interact with odd-lot order quantities. Subscribers can opt-out from interacting with orders with an odd-lot quantity either on an order-by-order basis or as a Subscriber profile setting. To mark an individual order as ineligible to interact with odd-lot orders, Subscribers must include the appropriate flag on their order in compliance with Barclays' FIX specifications (TradewithOddLots parameter). To opt-out of interacting with odd-lot order quantities as a Subscriber profile setting, Subscribers can contact their Equities Sales Representative, request such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Any odd-lot order submitted by a Subscriber will automatically be eligible to interact with odd-lot orders irrespective of any election or profile setting made by that Subscriber.

Part III, Item 8(d)

[Answer changed to yes]

Part III, Item 8(e)

LX supports mixed-lot order quantities. Mixed-lot orders reside in the same order queue and have the same priority as round-lot orders. Mixed-lot orders are automatically eligible to interact with other mixed-lot orders. Mixed-lot orders are not automatically eligible to interact with odd-lot orders and will interact with odd-lot quantities according to the elections of the Subscriber submitting the mixed-lot order (whether in respect of that order or as a profile setting as described in Part III, Item 8(c) above). When two mixed-lot orders are of the exact same quantity, the full order size will cross (e.g., 140 shares bought against 140 shares sold). If a ~~round-lot order and a mixed-lot order cross, only~~ mixed-lot order and a round-lot cross, the quantity executed depends on whether the Subscriber submitting the round-lot order opted-out of interacting with odd-lot quantities. If the round-lot is eligible to interact with odd-lot quantities, the maximum order quantity will cross. Any residual odd-lot leaves quantity relating to an order with a time in force of Day will remain in the order book and retain its execution priority or be canceled back to the submitting Subscriber according to the odd-lot elections made by the Subscriber submitting the larger of the two orders. For example, if 240 shares to buy crosses with 300 shares to sell and the round-lot sell order had a time in force of Day and was submitted by a Subscriber that is eligible to interact with odd-lot quantities, 240 shares will trade and the 60 share leaves quantity will remain in the order book as an odd-lot quantity. If a Subscriber submitting a round lot has opted-out of interacting with odd-lot orders (whether in respect of that order or as a profile setting), any cross between that round-lot order and a mixed-lot order will be limited to the largest common round lot quantity will cross and any. Any residual odd-lot leaves quantity will either remain in the order book and retain its execution priority or be automatically canceled back to the client submitting the mixed-lot quantity (e.g.submitting Subscriber according to the time in force and the odd-lot elections made by the Subscriber submitting the larger of the two orders. For example, if 240 shares to buy crosses with 200 shares to sell, 200 shares will trade and 40 shares will either be immediately canceled back to the buyer) or remain in the order book according to the elections of the Subscriber submitting the buy order. If two mixed-lot orders of different quantities cross, only the largest common round lotthe maximum order quantity will cross and anythe residual odd-lot leaves quantity on each side will either remain in the order book and retain its execution priority or be automatically canceled back to each client (e.g.canceled back to the submitting Subscriber according to the time in force and odd-lot elections made by the Subscriber submitting the larger of the two mixed-lot orders. For example, if 240 shares to buy, crosses with 220 shares to sell, 200220 shares will trade and 4020 shares will either be immediately canceled back to the buyer; 20 shares to the seller). In either or remain in the order book according to the elections of that Subscriber. In any case, any mixed-lot leaves quantity for orders with a time in force of Day will remain in the order book.

Part III, Item 9(a)

CONDITIONAL ORDERS. LX provides a process for negotiating trades based on conditional parameters, called the Conditional Order Negotiation. A Subscriber may initiate a Conditional Order Negotiation by submitting a Conditional Order. An order that is not a Conditional Order is referred to as a Firm Order. Subscribers may submit Conditional Orders to LX using a direct connection, Barclays' order router or Barclays' algorithms. Barclays' algorithms submit Conditional Orders directly to LX, bypassing Barclays' order router. Conditional Orders are not immediately executable but may match, following additional message interactions, against contra-side orders in LX. Conditional Orders will only interact with Firm Orders in LX marked as Conditional Eligible or with other Conditional Orders. Barclays' default client configuration provides for the use of Conditional Orders by both Barclays order router and algorithms. Barclays' default configurations also mark all Firm Orders sent by Barclays order router and algorithms to be marked Conditional Eligible. Clients may alter these settings by contacting their Equities Sales Coverage, adjusting their settings in Barclays SPECS system or by emailing the Barclays Service Desk at LXService@barclays.com. Such adjustments are usually effective within 24 hours. If a Subscriber opts out of the Conditional Eligible Firm Order functionality, that Subscriber will not be able to use Conditional Orders. Firm Orders sent to LX by Subscribers using a direct connection are not eligible to interact with Conditional Orders. Conditional Orders describe the symbol, price, size, and side at which a Subscriber may be interested to trade. If and when there is a Conditional Eligible contra-side order in LX that could match against the Conditional Order, LX will send a message to the Conditional Order submitter indicating that a potential match has been found. This message is called a Conditional Invitation. The submitter of the Conditional Eligible Firm Order, however, will not receive any indication that its Firm Order is a potential match for a Conditional Order. Firm Orders in LX that are not Conditional Eligible will not trigger the sending of a Conditional Invitation. The Conditional Invitation describes the price, side and symbol of the potential match and includes a specific match ID. In addition to the above order characteristics, Barclays order router will receive the size (which is the smaller of the Conditional Order size and the potential contra- side order size), side and symbol of the potential match and includes a specific match ID. information. LX sends Conditional Invitations to the source of the relevant Conditional Order, whether direct connection, or Barclays' order router or algorithms. The dispatch of the Conditional Invitation also begins a "match timer" of 100ms, as further described below. The recipient of the Conditional Invitation may indicate its interest to match against the identified contra-side Conditional Eligible Firm Order by submitting a Firm-up Order.   Subscribers must submit Firm-up Orders in compliance with Barclays' FIX specifications and Firm-up Orders must include all information included in a Firm Order plus the match ID that corresponds to the relevant Conditional Invitation. Firm-up Orders will match against the contra-side order identified in the Conditional Invitation so long as that contra-side order remains in the order book as of the time the matching engine receives the Firm-up Order. Firm-up Orders received by the matching engine after the identified contra-side order has either executed against an intervening order or been canceled will not execute against the identified contra-side order. LX treats Firm-up Orders as any other Firm Orders sent to LX, including abiding by Effective Price/Tier/time priority, based upon the time the Firm-up Order is received. The treatment of Firm-up Orders that do not cross against the identified contra-side order depends on the time in force for that Firm-up Order and whether the Firm-up Order was received before or after the expiration of the "match timer". A Conditional Order submitter may mark a Firm-up Order with a time in force of either IOC or Day. If a Firm-up Order does not cross against the identified contra-side order, Firm-up Orders with a time in force of IOC received prior to the expiration of the match timer, will remain on the order book until the match timer expires. LX will immediately cancel back to the submitter any Firm-up Orders with a time in force of IOC received after the expiration of the match timer unless another order resting on the book can execute against the Firm-up Order. For example, assume two Conditional Orders potentially match. LX will send Conditional Invitations to both Conditional Order submitters. One Conditional Invitation recipient sends a Firm-up Order 20ms and the other sends a Firm-up Order 110ms after the Conditional Invitations were dispatched. If no other potential matching orders are present in LX, first Firm-up Order will remain on the order book until the expiry of the match timer and then will be cancelled back. The second Firm-up Order will cancel back immediately because it was received by LX after the expiry of the match timer. Firm-up Orders with a time in force of Day will be posted on the order book even if submitted after the expiry of the match timer. Note that the limitations described above relate to all Conditional Orders. These limitations are in addition to the effect of any Counter-Party Selection criteria described in Part III, Item 14. Information about Conditional Orders posted to the LX order book is not shared with Barclays' order router (as discussed in Part II, Item 7(a) and Part III, Item 15(b)). LX does not support odd-lot order quantities on Conditional Orders (as discussed in Part III, Item 8).

Part III, Item 11(c)

LIMIT ORDER BOOK. LX maintains a limit order book for each NMS Stock traded in the system. All orders with a time in force of Day received from Subscribers are placed in the limit order book. LX processes new orders, order cancellations, and replacement orders sequentially in the order received. The limit order book is updated to reflect new and replacement orders and any order cancellations. LX evaluates the limit order book for crossing opportunities following each update. The limit order book also attempts to cross orders when there is a change in the state of market data for an NMS stock (e.g., a new NBBO, Limit Up Limit Down band change, changes in halt conditions) or when an order otherwise becomes eligible to execute against (i.e., the MinTime duration has lapsed, see Part III, Item 14). We refer to orders that are posted to the limit order book (whether such orders are Firm Orders or Conditional Orders) as Posted Orders. Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber or, if not canceled by the Subscriber, canceled automatically at the end of the trading session that day (e.g., 4:00 P.M. EST on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates Firm Orders with a time in force of IOC upon receipt. If a crossing opportunity exists, the IOC order will be executed. If there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be canceled back to the Subscriber (i.e., IOC orders, other than Firm-up Orders received prior to the expiration of the match timer as described in Part III, Item 9, will not rest in the limit order book).

EXECUTION PRIORITY. LX determines the execution priority of firm Posted Orders and Conditional Orders (as described in Part III, Item 9) separately, but using the same factors for the orders within each category. Firm Posted Order priority is determined by comparing (1) Effective Price (defined below), (2) Tier (described below) and (3) time of order receipt among all firm Posted Orders. Conditional Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all Conditional Orders. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. Effective Price is the first execution priority parameter. The Effective Price is the limit price of an order bounded by either the NBBO or a peg instruction. For example, if the NBBO is 12.45/12.49 and a client sends an order to buy with a limit price of 12.50, the order's Effective Price is 12.49. In the same example, if the client instead sends a midpoint peg order to buy with a limit of 12.50, the order's Effective Price is the midpoint price of 12.47. The execution price for two matched orders will be at or within (but never outside) the NBBO based on current market data used by LX, subject to the Price Improvement Logic described below. The execution price must be consistent with any applicable price conditions placed on the orders, such as a limit price or peg instruction. Subscriber Tier is the second execution priority parameter. All Posted Orders are assigned to one of two Tiers. Tier 1 consists of orders from Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)). Tier 2 consists of orders from all other Subscribers including Broker-Dealers, Electronic Liquidity Providers, Barclays Trading Desks, and Barclays Principal Desk (as defined in Part III, Item 13(a)). When the Effective Price is equal, Tier 1 receives execution priority over Tier 2. Time of order is the third execution priority parameter. All orders, even those orders entered pre-open, are time stamped (by millisecond) when they enter LX. Where the Effective Price and Tier are equal, LX executes firm Posted Orders in the chronological order in which they are received. Pegged orders (including pegged orders with limit prices) maintain their time priority in the limit order book even if they are re-priced because of changes in the NBBO. The execution priority parameters described above apply irrespective of whether any such order is for a round-lot, mixed-lot, or odd-lot quantity.

SHORT SALES. Subscribers may enter short sale orders into LX, subject to compliance with Regulation SHO. Barclays will make all "affirmative determinations" in connection with short sales. LX will verify that, in case of a short sale, the "locate" field in Barclays' order-taking system has been checked. However, pursuant to Regulation SHO Rule 203(b)(2)(i), Barclays relies upon the exception to the locate requirement when accepting short sale orders from its U.S. registered broker-dealer clients. In order to comply with the requirements set forth in Rule 201 of Regulation SHO, when short sale restrictions are in effect for a particular NMS Stock, LX will comply with the price test obligation by executing only short sale orders in such NMS Stock when priced higher than the national best bid. Additionally, LX only accepts orders marked short sale exempt from other broker-dealers.

REGULATION NMS. The Barclays ATS will reject any order that violates Rule 612 of Regulation NMS (the "Sub-Penny Rule"), and all executions effected by LX will be at or within the NBBO as required by Rule 611 of Regulation NMS (the "Order Protection Rule"). LX will accept orders outside of the LULD bands; however, it will not execute if the calculated cross price is outside of the LULD bands. LX will not re-price orders to allow for crossing within the bands. LX will not automatically reject or cancel orders if the crossing price is outside of the crossing constraints. During a trading pause or regulatory halt in an NMS stock subject to the LULD Plan, LX will not reject or cancel orders in the security. Following the trading pause or regulatory halt, LX will resume executing orders once trading has commenced on the primary listing exchange, LX has received the LULD bands from the SIP (provided that if the primary listing exchange is unable to reopen due to technology or system issues, LX will resume trading upon receipt of the price bands from the SIP via Exegy) and at least one execution has occurred on any other Trading Center.

LOCKED & CROSSED MARKETS. During a locked market, midpoint peg orders will not execute in LX but other peg and limit orders can. Clients have the ability to opt-out of any locked market crossing for all their trades or on a trade-by-trade basis. Additionally, Subscribers have the ability to opt in to receiving midpoint executions in a locked market. LX will not execute during a crossed market. Orders will reside on the order book until the crossed market has ended.

PRICE IMPROVEMENT LOGIC. LX supports a price improvement logic that will split any overlap in effective limit prices with 50% of the overlap going to the liquidity provider and 50% going to the liquidity taker. For example, suppose that a buyer has a posted order in the order book at a limit price of $10.01. Subsequently, a seller sends an order with a limit price of $10.00, creating a $0.01 overlap. Both parties will get 50% of the overlap, and these two orders will be crossed at a price of $10.005 as long as all of the standard crossing constraints are met (e.g., the crossing price is at, or within, the NBBO).

ERRORS. LX handles execution errors in accordance with Barclays' Global Cash Equities Error Procedure (the "Error Procedure"). The Error Procedure applies to bona fide mistakes and general errors made by the Barclays business or a client. The Error Procedure requires notification of Barclays' errors to the relevant Supervisor. Barclays aims to unwind Barclays' errors with a view to minimizing market impact and protecting client interests. Generally, for Barclays technology-related errors, Barclays will determine a course of action based on the facts and circumstances surrounding such errors. This could result in one or both sides of the trade being cancelled. Barclays handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. Following a determination of erroneous trading by the primary market, LX will cancel both sides of any erroneous trade.

Part III, Item 15(b)

LX does not display its order book, or provide any information with respect to orders bound for LX, to Subscribers. LX does, however, share certain information about Subscriber trading interest for purposes of conducting Conditional Order Negotiations (as discussed in Part III, Item 9). Additionally, LX provides Posted Order information to Barclays' order router on a real-time basis. The information provided to the router contains aggregated Firm Order buy and sell interest per symbol pegged to the current NBBO. Barclays order router also receives enhanced information about Conditional Invitations. In addition to the price, side, and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router is informed of the size of the Conditional Order (which is the smaller of the Conditional Order size and the potential contra side order size). No client-specific information is provided to the order router. No information about posted Conditional Orders (as discussed in Part III, Item 9(a)) and no client-specific information is included in the information provided to the order router. The order router uses the Posted Order information from LX solely to decide whether to route an order to LX. In addition, because Subscribers can direct orders to the ATS through the order router, the order router has information about these orders that are bound for LX. The order router does not share any of the foregoing information with any other Barclays trading system, desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router). Subscribers can opt out of having their LX order information included in the aggregated information provided to the router. Subscribers cannot opt out of the order router having knowledge of orders bound for LX. This information is inherent in the operation of the system. The order router does not generate indications of interest based on information from LX. The order router does receive indications of interest from third-party venues. Please also see the information provided regarding disclosure of confidential trading information provided in Part II, Item 7.